mk



10035388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17597

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George McKelvey Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Washington Blvd
(No. and Street)

Sea Girt	New Jersey	08750
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McKelvey (732)449-5323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Ferraro, CPA
(Name – *if individual, state last, first, middle name*)

278 Route 34	Matawan	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McKelvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George McKelvey Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

SUSAN M. STUKANE
Commission Expires - July 8, 2010



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE McKELVEY CO., INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
George McKelvey Co., Inc.

I have audited the accompanying statement of financial condition of George McKelvey Co., Inc. as of December 31, 2009, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of George McKelvey Co., Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael R. Ferraro, CPA
Matawan, New Jersey
February 17, 2010

GEORGE McKELVEY CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$ 58,536
Receivable from clearing organization	21,029
Receivables from investment advisory fees	1,103,893
Temporary investments	10,415
Securities pledged under subordination agreement	300,000
Furniture and equipment, at cost, less accumulated depreciation of $147,405	31,415
Other assets	72,938
	$ 1,598,226

Liabilities and Stockholders' Equity

Liabilities:	
Unearned investment advisory fees	$ 901,741
Accounts payable, accrued expenses and other liabilities	85,182
	986,923
Commitments, contingencies and guarantees	
Subordinated borrowings	300,000
Stockholders' equity	
Common stock, no par value, authorized 2,500 shares, Issued 100 shares	25,000
Paid-in capital	48,167
Retained earnings	238,136
Total stockholders' equity	311,303
	$ 1,598,226

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$ 471,129
Investment advisory fees	2,506,751
Other income	156,612
Total revenue	3,134,492
Expenses	
Salaries and other employment costs for voting stockholder officers	1,160,515
Employee compensation and benefits	1,332,302
Commissions paid to other broker-dealers	211,038
Regulatory fees and expenses	35,117
Depreciation	13,757
Other expenses	413,876
Total expenses	3,166,605
Net loss	$ (32,113)

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock Common		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2009	100	$ 25,000	$ 48,167	$ 270,249	$ 343,416
Net Loss				(32,113)	(32,113)
Balance at December 31, 2009	100	$ 25,000	$ 48,167	$ 238,136	$ 311,303

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at January 1, 2009	$ 300,000
Changes in subordinated borrowings	0
Subordinated borrowings at December 31, 2009	$ 300,000

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities		
Net loss		$ (32,113)
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Depreciation	13,757	
(Increase) decrease in operating assets:		
Net receivable from clearing organization	3,161	
Net receivable from customers	102,566	
Other assets	1,865	
Increase (decrease) in operating liabilities:		
Unearned investment advisory fees	(75,761)	
Other liabilities	(1,016)	
Total adjustments		44,572
Net cash provided by operating activities		12,459
Cash flows from investing activities:		
Purchase of furniture and equipment	(19,110)	
Redemption of temporary investments	31,827	
Net cash provided by investing activities		12,717
Cash flows from financing activities:		
Payment of short-term bank loan	(75,000)	
Net cash used in financing activities		(75,000)
Decrease in cash		(49,824)
Cash at beginning of year		108,360
Cash at end of year		$ 58,536

The accompanying notes are an integral part of these financial statements.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

NOTE 1: Organization and Nature of Business

George McKelvey Co., Inc. ("Company") is a corporation organized in 1973 under the laws of New Jersey. The Company is duly registered and approved as a broker-dealer and investment advisor with the Financial Industry Regulatory Authority (FINRA) and Securities and Exchange Commission (SEC) on May 18, 1973 and September 4, 1990, respectively.

NOTE 2: Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis.

Effective November 9, 1992, the Company entered into an agreement with National Financial Services LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. As part of the terms of the agreement, the Company is required by National Financial Services LLC to maintain a minimum net capital of $100,000.

The accompanying financial statements have been prepared on the accrual basis of accounting.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense is appropriately reflected in the financial statements.

Effective January 1, 2009, the Company adopted the provision of FASB ASC 740 “Accounting for Income Taxes”. FASB ASC 740 provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.

The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company’s evaluation of the implementation of FASB ASC 740, no significant income tax uncertainties were identified.

Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the year ended December 31, 2009. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the year ended December 31, 2009. The tax years subject to examination by the taxing authorities are the years ended December 31, 2009, 2008 and 2007.

Depreciation

Depreciation is provided on a straight-line basis in the current period using estimated useful lives of five years, and in prior periods, double-declining method using estimated useful lives of five to seven years.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3: Receivable from Clearing Organizations

Accounts receivable from National Financial Services, LLC as of December 31, 2009 is $21,029.

NOTE 4: Other Assets

Cash of $50,000 has been segregated with National Financial Services LLC, which is a requirement of the clearing agreement. This deposit bears interest at the average overnight repurchase agreement rate for the applicable period.

NOTE 5: Bank Loan

Effective August 27, 2008, the Company obtained a line of credit in the amount of $300,000 from Wachovia Bank. All borrowings are collateralized by various assets of the Company and are personally guaranteed by the Officers-Shareholders. Interest accrues at the Bank's prime lending rate (3.25% as of December 31, 2009). There is no outstanding loan balance at the year end.

NOTE 6: Pension and Other Postretirement Benefit Plans

The Company maintains a qualified retirement program in accordance with Section 401(k) of the Internal Revenue code. The Company provided a retirement contribution of $53,199 for the year ended December 31, 2009. The plan provides for an employer contribution of 3% of all eligible employees' compensation.

NOTE 7: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Act of 1934 (SEA) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $354,195, which was $104,195 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 2.79 to 1.

NOTE 8: Guarantees

FASB ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as the occurrence or nonoccurrence of a specified event) asset, liability or equity security of a guaranteed party. FASB ASC 460, also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with the acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company with its clearing agent National Financial Services, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of National Financial Services, LLC has acted improperly.

NOTE 9: Commitments and Contingent Liabilities

The Company conducts its operations from a facility that is leased under a three year non-cancelable operating lease expiring in December 2010. There is an option to renew the lease for an additional three years at an increased monthly rental.

The following is a schedule of future minimum rental payments required under the above operating lease as of December 31, 2009:

Year Ending December 31,	Amount
2010	$ 126,900

NOTE 10: Related Party Transaction

The Company's leased office facility is owned partially by a shareholder of the Company. The rent, which approximates fair market value, is under a three-year lease with a three-year renewal option. Rent expense in 2009 was $123,240.

GEORGE McKELVEY CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2009

NOTE 11: Fair Value Measurements and Disclosures

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad values:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly/
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's management at the year-end has reviewed their assets and liabilities and in their opinion the book value is the same as estimated fair value at December 31, 2009.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
George McKelvey Co., Inc.

I have audited the accompanying financial statements of George McKelvey Co., Inc. as of and for the year ended December 31, 2009, and have issued my report thereon dated February 17, 2010. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Michael R. Ferraro, CPA
Matawan, NJ
February 17, 2010

Schedule I

GEORGE McKELVEY CO., INC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Net Capital		
Total stockholders' equity		$ 311,303
Deduct stockholders' equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		311,303
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		611,303
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 31,415	
Other assets	225,485	256,900
Net capital before haircuts on securities positions (tentative net capital)		354,403
Haircuts on securities		
Trading and investment securities		208
Net capital		$ 354,195
Aggregate indebtedness		
Short-term bank loan	$ -	
Accounts payable, accrued expenses and other liabilities	986,923	
Total aggregate indebtedness	$ 986,923	
Computation of basic net capital requirement		
Minimum net capital required: (6.67% of aggregate indebtedness)	$ 67,795	
Minimum dollar net capital requirement	250,000	
Net capital requirment (greater of minimum required)		250,000
Excess net capital		$ 104,195
Excess net capital at 1,000 percent		$ 255,503
Percentage of aggregate indebtedness to net capital		279%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%
Ratio: Aggregate indebtedness to net capital		2.79 to 1

No material differences existed between the above computation and the computation included with the Company's corresponding unaudited Form X-17A-5 Part IIA.

Schedule II

GEORGE McKELVEY CO., INC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2009

Effective November 9, 1992, the company entered into an agreement with National Financial Services LLC to clear transactions on a fully disclosed basis for customer and contra-broker accounts. Thus, the Company is exempt from the computation for determination of reserve requirements under Rule 15c3-3.

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
George McKelvey Co., Inc.

In planning and performing my audit of the financial statements of George McKelvey Co., Inc., (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-(g) in making the periodic computations of aggregated indebtedness (or aggregated debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Michael R. Ferraro, CPA
Matawan, New Jersey
February 17, 2010

MICHAEL R. FERRARO
CERTIFIED PUBLIC ACCOUNTANT
278 ROUTE 34
MATAWAN, NJ 07747

MICHAEL R. FERRARO
MEMBER OF AICPA, NJSCPA

(732) 583-6500
FAX (732) 583-0559
mrfcpa@optonline.net

GEORGE MCKELVEY CO., INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
DECEMBER 31, 2009

To the Board of Directors
George McKelvey Co., Inc.

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by George McKelvey Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and (other designated examining authority or specified parties of report), solely to assist you and the other specified parties in evaluating George McKelvey Co., Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). George McKelvey Co., Inc. management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check Number	Payee	Amount
01/05/09	28539	SIPC	$ 150.00
07/28/09	28874	SIPC	1,866.00
01/20/10	29163	SIPC	3,112.00

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31. 2009, noting no differences;
3. Compared clearing charges and interest expense reported in Form SIPC-7T with focus reports, general ledger and financial statements for the period from April 1, 2009 to December 31, 2009, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in focus reports for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences.

I am not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.



Michael R. Ferraro, CPA
Matawan, NJ
February 17, 2010

GEORGE McKELVEY CO., INC.

FINANCIAL STATEMENTS

Confidential Per Rule 17A-5(e)(3))

DECEMBER 31, 2009

With Independent Auditor's Report